

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Bruce Wacha
Executive Vice President of Finance and Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

> **Re: B&G Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Filed March 1, 2022**
> **File No. 001-32316**

Dear Mr. Wacha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing